UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

OVERHILL FARMS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

690212 10 5

(CUSIP Number)

Arthur E. Levine Levine Leichtman Capital Partners II, L.P. 335 N. Maple Drive, Suite 240 Beverly Hills, CA 90210 (310) 275-5335	Mitchell S. Cohen, Esq. Irell & Manella LLP 1800 Avenue of the Stars, Suite 900 Los Angeles, California 90067 (310) 277-1010

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 23, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 690212 10 5	Page 2 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Levine Leichtman Capital Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization State of California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares 8. Shared Voting Power: — 0 — Shares (See Item 4) 9. Sole Dispositive Power: — 0 — Shares 10. Shared Dispositive Power: — 0 — Shares (See Item 4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person — 0 — Shares (See Item 4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (See Item 4)
14.	Type of Reporting Person PN

CUSIP No. 690212 10 5	Page 3 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LLCP California Equity Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization State of California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares 8. Shared Voting Power: — 0 — Shares (See Item 4) 9. Sole Dispositive Power: — 0 — Shares 10. Shared Dispositive Power: — 0 — Shares (See Item 4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person — 0 — Shares (See Item 4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (See Item 4)
14.	Type of Reporting Person PN

CUSIP No. 690212 10 5	Page 4 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Levine Leichtman Capital Partners, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (c) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization State of California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares 8. Shared Voting Power: — 0 — Shares (See Item 4) 9. Sole Dispositive Power: — 0 — Shares 10. Shared Dispositive Power: — 0 — Shares (See Item 4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person — 0 — Shares (See Item 4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (See Item 4)
14.	Type of Reporting Person CO

CUSIP No. 690212 10 5	Page 5 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Arthur E. Levine
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (d) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares 8. Shared Voting Power: — 0 — Shares (See Item 4) 9. Sole Dispositive Power: — 0 — Shares 10. Shared Dispositive Power: — 0 — Shares (See Item 4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person — 0 — Shares (See Item 4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (See Item 4)
14.	Type of Reporting Person IN

CUSIP No. 690212 10 5	Page 6 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lauren B. Leichtman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (e) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares 8. Shared Voting Power: — 0 — Shares (See Item 4) 9. Sole Dispositive Power: — 0 — Shares 10. Shared Dispositive Power: — 0 — Shares (See Item 4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person — 0 — Shares (See Item 4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (See Item 4)
14.	Type of Reporting Person IN

SCHEDULE 13D

Pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Levine Leichtman Capital Partners II, L.P., a California limited partnership (the “Partnership”), LLCP California Equity Partners II, L.P., a California limited partnership (the “General Partner”), Levine Leichtman Capital Partners, Inc., a California corporation (“Capital Corp.”), Arthur E. Levine (“Mr. Levine”) and Lauren B. Leichtman (“Ms. Leichtman” and, together with the Partnership, the General Partner, Capital Corp. and Mr. Levine, the “Reporting Persons”), hereby file this Amendment No. 10 to Schedule 13D (this “Amendment”) with the Securities and Exchange Commission (the “Commission”). This Amendment amends and supplements the Schedule 13D originally filed with the Commission on November 18, 2002 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed with the Commission on December 17, 2002, as further amended by Amendment No. 2 to Schedule 13D filed with the Commission on April 14, 2003, as further amended by Amendment No. 3 to Schedule 13D filed with the Commission on April 25, 2003, as further amended by Amendment No. 4 to Schedule 13D filed with the Commission on August 22, 2003 as further amended by Amendment No. 5 to Schedule 13D filed with the Commission on November 10, 2003, as further amended by Amendment No. 6 to Schedule 13D filed with the Commission on October 15, 2004, as further amended by Amendment No. 7 to Schedule 13D filed with the Commission on March 3, 2005, as further amended by Amendment No. 8 to Schedule 13D filed with the Commission on April 22, 2005, as further amended by Amendment No. 9 to Schedule 13D filed with the Commission on May 18, 2005, and as further amended by Amendment No. 10 to Schedule 13D filed with the Commission on October 3, 2005, relating to the Common Stock, par value $.01 per share, of Overhill Farms, Inc., a Nevada corporation (the “Issuer”).

The Original Schedule 13D, as amended by each such Amendment, is referred to herein as this “Amended Schedule 13D.”

This Amendment is being filed pursuant to a Joint Reporting Agreement dated November 15, 2002, a copy of which is attached as Exhibit 99.1 to the Original Schedule 13D, among and on behalf of the Reporting Persons.

All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to them in the Amended Schedule 13D. The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. All Rule citations used in this Amendment are to the rules and regulations promulgated under the Exchange Act.

Item 4. Purpose of Transaction.

Item 4 of Amended Schedule 13D is hereby amended by adding the following at the end of such Item:

On December 23, 2005, the Partnership sold to certain institutional investors in a private transaction 5,771,661 outstanding shares of Common Stock beneficially owned by the Partnership (the “Shares”) pursuant to that certain Stock Purchase Agreement dated as of December 22, 2005 (the “Stock Purchase Agreement”), in substantially the form attached as Exhibit 99.43 hereto, among the Partnership, the Issuer and such investors (“Purchasers”). The purchase price per share of Common Stock was $2.60 (before payment of the placement agency fee). The Shares represented, after giving effect to the Partnership’s “cashless” exercise of the December 2002 Warrants and the full conversion of the Series A Preferred Shares, all of the equity interests in the Issuer beneficially owned by the Partnership. The Partnership does not currently beneficially own any equity interests in the Issuer but continues to hold, directly and indirectly, existing debt securities of the Issuer.

Item 5. Interest in Securities of the Issuer.

Item 5 of Amended Schedule 13D is hereby amended by adding the following at the end of each clause below:

(a)	After giving effect to the sale transaction described in Item 4 above, none of the Reporting Persons beneficially owns any equity interests in the Issuer.

(b)	After giving effect to the sale transaction described in Item 4 above, none of the Reporting Persons beneficially owns any equity interests in the Issuer.

(c)	Other than as described in Item 4 above, none of the Reporting Persons has effected any transactions in the Common Stock during the past sixty days.

(d)	Not applicable.

(e)	After giving effect to the sale transaction described in Item 4 above, the Reporting Persons ceased to be the beneficial owner of any Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Amended Schedule 13D is hereby amended by adding the following at the end of such Item:

Pursuant to the terms of the Stock Purchase Agreement, the Partnership sold to the Purchasers in a private transaction 5,771,661 outstanding shares of Common Stock representing all of the equity interests in the Issuer beneficially owned by the Partnership.

In connection with the sale transaction, the Partnership, the Issuer and James Rudis entered into a Third Amendment to Amended and Restated Investor Rights Agreement dated as of December 23, 2005, in substantially the form attached as Exhibit 99.44 hereto. Under such Third Amendment, certain terms of the Amended and Restated Investor Rights Agreement were amended, including, among other amendments, the elimination of the Partnership’s right to designate representatives on the Board of Directors of the Issuer and the Partnership’s co-sale rights, rights of first refusal and anti-dilution protections.

In addition, pursuant to the Stock Purchase Agreement, the Amended and Restated Registration Rights Agreement dated as of October 29, 2005, between the Partnership and the Issuer was terminated.

The descriptions of the Stock Purchase Agreement and the Third Amendment to Investor Rights Agreement referred to above are not, and do not purport to be, complete and are qualified in their entirety by reference to forms of the same filed as Exhibits 99.43 and 99.44 hereto and incorporated herein in their entirety by this reference.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description
99.43	Form of Stock Purchase Agreement among Levine Leichtman Capital Partners II, L.P., Overhill Farms, Inc. and the “Purchasers” identified therein.

99.44	Form of Third Amendment to Amended and Restated Investor Rights Agreement among Overhill Farms, Inc., Levine Leichtman Capital Partners II, L.P. and James Rudis.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

Dated: December 23, 2005	LEVINE LEICHTMAN CAPITAL PARTNERS II, L.P.,
a California limited partnership

	By:	LLCP California Equity Partners II, L.P.,
a California limited partnership, its General Partner

		By:	Levine Leichtman Capital Partners, Inc.,
a California corporation, its General Partner

			By:	/s/ Arthur E. Levine
Arthur E. Levine
President

LLCP CALIFORNIA EQUITY PARTNERS II, L.P.,
a California limited partnership

	By:	Levine Leichtman Capital Partners, Inc., a
California corporation, its General Partner

		By:	/s/ Arthur E. Levine
Arthur E. Levine
President

LEVINE LEICHTMAN CAPITAL PARTNERS, INC.,
a California corporation

	By:	/s/ Arthur E. Levine
Arthur E. Levine
President

/s/ Arthur E. Levine
ARTHUR E. LEVINE

/s/ Lauren B. Leichtman
LAUREN B. LEICHTMAN

EXHIBIT INDEX

Exhibit	Description
99.43	Form of Stock Purchase Agreement among Levine Leichtman Capital Partners II, L.P., Overhill Farms, Inc. and the “Purchasers” identified therein.

99.44	Form of Third Amendment to Amended and Restated Investor Rights Agreement among Overhill Farms, Inc., Levine Leichtman Capital Partners II, L.P. and James Rudis.